CITYCENTER HOLDINGS, LLC

CITYCENTER FINANCE CORP.

4882 Frank Sinatra Drive

Las Vegas, Nevada 89158

September 29, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CityCenter Holdings, LLC and CityCenter Finance Corp. Registration Statement on Form S-4 (File No. 333-177078)

Ladies and Gentlemen:

This letter is sent on behalf of CityCenter Holdings, LLC, a Delaware limited liability company (the “Company”) and CityCenter Finance Corp., a Delaware corporation (“Finance Corp.,” and together with the Company, the “Issuers”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Issuers and the other co-registrants named therein pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Issuers’ proposed offer to exchange (the “Exchange Offer”) up to $1,533,350,001 in aggregate principal amount of new senior notes consisting of $900,000,000 aggregate amount of 7.625% Senior Secured First Lien Notes due 2016 and $633,350,001 aggregate amount of 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017 (collectively, the “Exchange Notes”) for a like principal amount of the applicable series of outstanding 7.625% Senior Secured First Lien Notes due 2016 and 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017 (collectively, the “Outstanding Notes”).

The Issuers are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuers will include in the transmittal letter or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer the following provision:

If the Exchange Offer offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Issuers will also require that each participant in the Exchange Offer furnish a representation in the transmittal letter or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving Exchange Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

The Issuers will make broker-dealers participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Please do not hesitate to contact Robyn Zolman of Gibson, Dunn & Crutcher LLP at (303) 298-5740 or the undersigned at (702) 693-7899 with any questions or comments concerning this letter.

[Signature page follows]

Kind regards,

/s/ John M. McManus
John M. McManus
Authorized Representative, CityCenter Holdings, LLC

cc:	Robyn Zolman, Gibson, Dunn & Crutcher LLP

CityCenter Holdings LLC and CityCenter Finance Corp. Exxon Capital Letter